FRANK’S INTERNATIONAL, NV Prins Bernhardplein 200 1097 JB, Amsterdam The Netherlands

June 24, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.

Registration Statement on Form S-1

Filed May 10, 2013

File No. 333-188536

Ladies and Gentlemen:

Set forth below are the responses of Frank’s International N.V. (“we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 7, 2013, with respect to Registration Statement on Form S-1, File No. 333-188536, filed with the Commission on May 10, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 1.

General

1. Please provide all disclosure other than the information that Rule 430A permits you to omit in your next amended registration statement. You may use brackets to identify information that is subject to change prior to effectiveness. Also, please provide updated information with each amendment.

Securities and Exchange Commission

June 24, 2013

RESPONSE:

We acknowledge the Staff’s comment and will include all information that we are not entitled to omit under Rule 430A in future amendments to the Registration Statement as it becomes available. We will also provide updated information with each amendment to the Registration Statement.

2. We note that you do not yet provide a range for the potential offering price per unit. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

RESPONSE:

We acknowledge the Staff’s comment and will include an estimated price range in a future amendment to the Registration Statement. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review.

3. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

RESPONSE:

We will inform the Staff when the amount of compensation allowable or payable to the underwriters has received clearance from FINRA. An initial filing relating to the Registration Statement was filed with FINRA on May 16, 2013. Comments to the initial FINRA filing were received from FINRA on June 3, 2013. Counsel to the underwriters has confirmed to us that, prior to requesting acceleration of effectiveness, it will provide the Staff with a copy of the FINRA no objections letter or a representative of FINRA will otherwise contact the Staff to confirm that FINRA has cleared our filing.

4. Your registration statement is not signed as provided in Form S-1. In this regard, we note that Mr. Mosing did not sign in his capacity as Director. Please have your registration statement signed by at least a majority of the board of directors in your next and all future amendments.

RESPONSE:

We acknowledge the Staff’s comment and have revised the signature page of the Registration Statement to clarify that Mr. Mosing has also signed in his capacity as a director. Please see page II-3 of Amendment No. 1. As described in “Management,” our board of directors currently only consists of a single member. As we add additional directors, we will have the Registration Statement signed by a majority of the board of directors in each subsequent amendment to the Registration Statement.

Securities and Exchange Commission

June 24, 2013

5. Revise to provide updated financial statements to comply with the guidance in Rule 3-12 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and have included updated financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X in Amendment No. 1.

Industry and Market Data, page i

6. You are responsible for the accuracy and completeness of all disclosure that appears in your filing. As such, your statement in that “we have not independently verified the [third-party sources] information” is inappropriate. In addition, we note that certain market data disclosure is based on reports prepared by third parties such as EnergyPoint Research and the International Energy Agency. Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, if you paid for these reports to be prepared, please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. For additional guidance, please refer to Interpretation 322.02 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations found at our website at http://www.sec.gov/divisions.corp/guidance/ securities/htm. We may have additional comments after we review your response.

RESPONSE:

We acknowledge the Staff’s comment and have removed the statement that “we have not independently verified the information” from page i of Amendment No. 1. Please see page i of Amendment No. 1. Included in Annex A to this letter are the relevant portions of the International Energy Agency report (the “IEA Report”) report cited in the Registration Statement. We have marked the IEA Report to highlight the applicable portion or section containing the statistic and have cross-referenced it to the appropriate location in Amendment No. 1. In addition, attached as Annex B to this letter is a signed statement from EnergyPoint Research confirming the accuracy of the statement included on pages 3 and 72 of Amendment No. 1.

In addition, we confirm that we have not paid for reports to be prepared by EnergyPoint Research or the International Energy Agency and such agencies are not named as having prepared or certified reports for use in connection with the Registration Statement. As such, we do not believe any consents are required to be filed in connection with the EnergyPoint Research or International Energy Agency reports.

Risk Factors, page 16

7. Please eliminate generic risks which could apply to any public company or company in your industry, instead tailoring each risk to your particular circumstances. For example, and without limitation, we note the risk beginning “—Compliance with and changes in laws could be costly and could….”

Securities and Exchange Commission

June 24, 2013

RESPONSE:

We acknowledge the Staff’s comments and have revised the Registration Statement accordingly. Please see the changes to the risk factors on pages 19, 21, 22, 23, 25 and 28 of Amendment No. 1.

We are a holding company and our sole material asset…, page 28

8. Your disclosure here and elsewhere states that after completion of this offering you will hold an indirect equity interest in FICV. However, your organizational structure depicted at pages 7 and 38 reflects a direct interest in FICV. Please clarify and revise as appropriate.

RESPONSE:

We acknowledge the Staff’s comment and have revised our organizational structure on pages 8 and 38 of Amendment No. 1 to reflect that we will own an indirect general partnership interest in Frank’s International Management B.V. and an indirect limited partnership interest in FICV through Frank’s International LP B.V.

In certain cases, payments under the tax receivable agreement…, page 29

9. Please disclose possible consequences and effects of your inability to finance your obligations under the tax receivable agreement.

RESPONSE:

We acknowledge the Staff’s comment. The tax receivable agreement provides that we may elect to defer payments, subject to the incurrence of interest charges, under the agreement to the extent that we have not received cash distributions from FICV in an amount sufficient to allow us to make the cumulative payments due under the tax receivable agreement plus our cumulative tax liabilities, except in the case of an early termination of the tax receivable agreement or a change in control that accelerates payment thereunder. Accordingly, other than in those specified cases, our lack of available liquidity to satisfy our obligations under the tax receivable agreement would not constitute a breach thereunder. However, any deferral would accrue interest and during the term of any such deferral, we will be prohibited from paying dividends on our common stock. We have revised the Registration Statement to disclose this prohibition. Please see pages 29 and 30 of Amendment No. 1.

If there were an early termination or change of control that accelerated payments due under the tax receivable agreement and we were unable to satisfy our obligations, we would not be able to defer our obligations and we would be in breach of the agreement. Any such breach could adversely affect our business, financial condition or results of operations. We have revised the Registration Statement to clarify this fact. Please see page 30 of Amendment No. 1.

Securities and Exchange Commission

June 24, 2013

We will be required under the tax receivable agreement…, page 29

10. Here, and at page 102, define the term “cash savings.”

RESPONSE:

We have revised our disclosure to clarify the meaning of the term “cash savings.” Please see pages 10, 29, 41, 54 and 112 of Amendment No. 1.

It may be difficult for you to obtain or enforce judgments…, page 33

11. Please provide us with your analysis as to whether the provision in your amended and restated articles of association that all lawsuits against your directors and executive officers must be brought exclusively before the Courts of Amsterdam, The Netherlands is consistent with Section 14 of the Securities Act and the rights and remedies granted to investors under the Exchange Act.

RESPONSE:

We acknowledge the Staff’s comment. We now expect that our amended and restated articles of association will not contain a provision requiring all lawsuits against our directors and executive officers to be brought exclusively before the Courts of Amsterdam, The Netherlands, and we have revised the Registration Statement accordingly. Please see page 33 of Amendment No. 1.

Use of Proceeds, page 42

12. As you intend to use proceeds from this offering to repay debt, please provide the information required by Instruction 4 to Item 504 of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure on page 42 of Amendment No. 1 to disclose information required by Instruction 4 to Item 504 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Combined Results of Operations, page 54

13. Where two or more factors are cited as a cause of a variance, with references to offsetting items in some cases, please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to section 501.04 of the codification of Financial Reporting Releases for guidance.

Securities and Exchange Commission

June 24, 2013

RESPONSE:

We acknowledge the Staff’s comment and have quantified each material factor so that investors may understand the magnitude and relative impact of each on our results of operations. Please see pages 55 through 58 of Amendment No. 1.

Operating Segment Results, page 55

14. Please expand your discussion to provide information about the quality of, and potential variability of your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Please also quantify and describe the extent to which increases in revenue are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. See Item 303(a)(3) of Regulation S-K for further guidance.

RESPONSE:

We acknowledge the Staff’s comment and have expanded our discussion regarding our operating segment results in an effort to provide investors with more information regarding the quality of, and potential variability of, our earnings and cash flow. Where possible, we have quantified and described the extent to which increases in our revenue are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Please see pages 58 through 60 of Amendment No. 1.

Due to the nature of our customer contracts, however, it is not practicable for us to quantify the precise effect of changes in prices on our revenues in many circumstances. Our customer contracts typically consist of multiple service and equipment components, each with separate pricing terms. In addition, our customer contracts are negotiated on a job-by-job basis, and the pricing terms for each component in a given contract are dependent upon a number of factors, such as the term of the contract and the type and number of other components covered by the contract. In many instances, changes in the service and equipment mix can influence pricing, and vice versa. While we have attempted to describe the effects of changes in pricing in certain situations, it is accordingly not practicable for us to separate the effects on our revenue of pricing and volume changes. However, we respectfully refer the Staff to our discussion of the factors affecting the comparability of our historical financial results, which includes a detailed discussion of the various factors that may affect the likelihood that our past performance is indicative of future performance, as well as the discussion of the key drivers affecting our results of operations. Please see pages 53 and 54 of Amendment No. 1.

Securities and Exchange Commission

June 24, 2013

Liquidity and Capital Resources, page 57

Liquidity, page 57

15. We note you intend to pay a regular quarterly dividend to shareholders, which is expected to be funded out of a portion of the tax distribution by FICV. However, you also disclose that you intend to make a regular quarterly distribution, and to the extent that the tax distribution from FICV is not sufficient to fund the quarterly distribution, you intend to cause FICV to make additional pro rata distributions to its owners such that you receive sufficient cash to cover such quarterly distribution. Please clarify the terms of the regular quarterly distributions you intend to make, including how such amounts will be calculated, if the distributions accrue in arrears, and demonstrate how much of the quarterly distributions you would have been able to pay in the past, and your expected distributions for the upcoming year.

RESPONSE:

We acknowledge the Staff’s comment and have revised the description of our dividend policy and our liquidity to clarify the terms of our expected dividend and our expected ability to pay such a dividend. In addition, we have revised the disclosure to clarify that our expected future quarterly dividend is not dependent upon tax distributions from FICV. Please see pages 42 and 61 of Amendment No. 1.

16. Within the risk factors discussion on page 29, you state that “We expect that the payments that we will be required to make under the tax receivable agreement will be substantial.” Given this, please discuss in your liquidity and capital resources section your estimate of annual payments under the Tax Receivable Agreement.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that our payment obligations under the tax receivable agreement will be triggered only if, as and when exchanges of FICV portions for shares of our common stock occur. As a result, no exchanges will occur prior to or in connection with this offering. As disclosed on page 112, the actual amount of payments that may be required under the tax receivable agreement will be based on a number of factors, including:

•	the timing of exchanges, none of which will occur prior to or in connection with this offering;

•	the relative value of our U.S. and international assets at the time of an exchange;

•	the price of our common stock at the time of an exchange;

•	the extent to which an exchange is taxable;

Securities and Exchange Commission

June 24, 2013

•	the amount and timing of the taxable income we realize in the future and the tax rate then applicable;

•	our use of loss carryovers; and

•	the portion of our payments under the tax receivable agreement constituting imputed interest or depreciable or amortizable basis.

We do not believe that any of the foregoing factors can be reasonably predicted or estimated at this time. As a result, we believe that any estimation of the aggregate or annual expected liability under the tax receivable agreement would be inherently arbitrary and would not provide additional meaningful information for investors. Accordingly, we respectfully request that the Staff reconsider its request that the Registration Statement include a quantification of these payments.

Business, page 64

Our Operations, page 75

Tubular Services, page 77

17. We note you state in your primary products and equipment table that you are “[l]eading the industry in maximum load capabilities” for extended range slip type elevators and spiders. Please provide us with the objective, third party support for this statement or revise the statement.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to reflect our actual maximum load capabilities. Please see page 82 of Amendment No. 1.

Supplies and Raw Materials, page 82

18. We note your disclosure that your “ability to source low cost raw materials and components….is critical to [your] ability to manufacture [your] drilling products competitively and, in turn, [your] ability to provide onshore and offshore drilling services.” Please include a risk factor addressing any loss of sourcing capability and source price increases or tell us why you do not believe that these pose a risk to you.

RESPONSE:

We acknowledge the Staff’s comment and have added a risk factor addressing any loss of sourcing capability and source price increases. Please see page 21 of Amendment No. 1.

Securities and Exchange Commission

June 24, 2013

Management, page 87

19. Please disclose that Mr. Mosing also serves as a director here as well as on your signature page.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to indicate that Mr. Mosing serves as a director under the section entitled “Management” and on the signature page of the Registration Statement. Please see pages 92 and II-3 of Amendment No. 1.

20. Please confirm that you will revise your filing to disclose the members of the audit committee when established or advise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we will include the members of the audit committee in a future amendment to the Registration Statement when the audit committee is established or the members of the audit committee are otherwise known.

Compensation Discussion and Analysis, page 92

21. We note your disclosure at page 93 that you have engaged Meridian Consultants, LLC to assist you in modifying your executive compensation program and that you anticipate receiving recommendations from Meridian during the second quarter of 2013 that will be implemented in connection with this offering. Please confirm you will revise your filing to reflect any such modifications and confirm you will file all related agreements as exhibits, including any amended employment agreements.

RESPONSE:

We acknowledge the Staff’s comment and we respectfully submit that we have not yet implemented any modifications to date as a result of recommendations received from Meridian Consultants, LLC. We confirm that we will update our disclosure in subsequent filings to reflect any modifications made as a result of such recommendations and will file all related agreements, including any amended employment agreements, in a subsequent filing.

Certain Relationships and Related Party Transactions, page 100

Transactions with Our Directors, Executive Officers and Affiliates, page 103

22. For each of the transactions in this section, please disclose the information required by Item 404(a)(1), (a)(2) and (a)(5) of Regulation S-K.

Securities and Exchange Commission

June 24, 2013

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure contained in “Transactions with Our Directors, Executive Officers and Affiliates” to provide the information required by Item 404, including the name of the related person, the basis on which the person is a related person, the related person’s interest in the transaction and, in the case of indebtedness, the requisite amounts involved in the transactions. Please see pages 113 through 115 of Amendment No. 1.

Registration Rights and Shareholders’ Agreement, page 104

23. When known, please disclose the number of shares covered by the registration rights and shareholders’ agreement.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to include a statement regarding the number of shares covered by the registration rights agreement. The voting agreement will cover all shares owned by the parties, including those subsequently acquired. Although the specific numbers of shares are not known at this time, we will disclose the amounts in a future amendment to the Registration Statement when available. Please see page 115 of Amendment No. 1.

Principal Stockholders, page 106

24. Please revise to disclose the date as to which beneficial ownership is presented.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to indicate the date as of which beneficial ownership is presented. Please see page 117 of Amendment No. 1.

Underwriting, page 127

Lock-Up Restrictions, page 128

25. Please clarify what constitute the “certain exceptions” to the lock-up agreements. In connection therewith, we note your disclosure that “Barclays Capital Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements”. Please also file these agreements as exhibits.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 139 of Amendment No. 1. The form of lock-up agreement will be included as an annex to the underwriting agreement, which will be filed as an exhibit to a future amendment to the Registration Statement.

Securities and Exchange Commission

June 24, 2013

Exhibits

26. We note that several exhibits required by Item 601 of Regulation S-K will be filed by amendment, including your legal opinion. The staff reserves the right to review and comment upon all exhibits. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits, including the Tax Receivable Agreement and the Registration Rights and Shareholders’ Agreement. In addition, please file all agreements required to be filed by Item 601 of Regulation S-K. As examples only, you do not appear to list in the exhibit index your technology ownership agreements and master service agreements.

RESPONSE:

We acknowledge the Staff’s comment and will amend the Registration Statement to file all required exhibits, including legal opinions, in a timely manner to allow the Staff sufficient time to review the exhibits and comment before we request effectiveness of the Registration Statement. In addition, we respectfully submit to the Staff that we have analyzed the technology ownership agreements and master service agreements (“MSAs”) and have determined that they are not material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The technology ownership agreements, which specify the ownership of our intellectual property rights and technologies used in our business, were entered into in the ordinary course with our employees, suppliers, consultants and other third parties. The MSAs, which are also entered into in the ordinary course, provide the general legal framework pursuant to which we may conduct business with potential customers, but do not contain any financial commitments nor do they indicate the level of business, if any, that may ultimately be generated by such potential customers. Any services that we may perform would generally be evidenced by a purchase order or other similar schedule to the MSAs. We confirm to the Staff that we do not have any purchase orders or similar schedules to MSAs that constitute contracts not made in the ordinary course of business. We do not believe that our business is substantially dependent on any of our individual technology ownership agreements or MSAs. Accordingly, we have determined that our technology ownership agreements and MSAs are not material contracts required to be filed pursuant to Item 601 of Regulation S-K.

27. We note from your exhibit index that you do not intend to file a tax opinion per Item 601(b)(8) of Regulation S-K. However, the “Certain U.S. Federal Income Tax Considerations” section includes legal conclusions which you would not be able to provide without an opinion of counsel. Please advise.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to reflect that we will file with a subsequent filing tax opinions of (i) Ernst & Young LLP regarding certain Netherlands tax matters and (ii) Vinson & Elkins L.L.P. regarding certain U.S. tax matters.

Securities and Exchange Commission

June 24, 2013

Index to financial statements, page F-1

Unaudited pro forma condensed financial statements, page F-2

28. Please provide an additional set of pro forma financial statements to reflect the range of scenarios under the Exchange Right. That is, provide pro forma financial statements to reflect (1) a 100% exchange of FICV Portions, and the related amounts under the Tax Receivable Agreement and additional income tax provision, and (2) zero exchange of FICV Portions, and the related non-controlling interest. Please also quantify the number of pro forma common shares outstanding for each scenario and the weighted average common shares outstanding for the earnings per share calculations.

RESPONSE:

We acknowledge the Staff’s comment and have provided an additional set of pro forma financial statements to reflect a 100% exchange of FICV Portions, and the related amounts under the tax receivable agreement and additional income tax provision. The number of pro forma common shares outstanding for this scenario is presented in connection with this additional set of pro forma financial statements. Please see pages F-6 through F-8 of Amendment No. 1.

The scenario in which there is zero exchange of FICV Portions is reflected in the pro forma financial statements that give effect to the offering, which assumes that there is zero exchange of FICV Portions. Please see pages F-3 and F-5 of Amendment No. 1

Combined Statement of Income, page F-10

29. Revise to present the cost of revenues for equipment rentals and services separately from the costs of products. See Rule 5-03(b) of Regulation S-X for further guidance.

RESPONSE:

We acknowledge the Staff’s comment and have revised our combined statement of income to present the cost of revenues for equipment rentals and services separately from the cost of products. Please see page F-14 of Amendment No. 1.

*        *        *         *        *

Securities and Exchange Commission

June 24, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

Frank’s International N.V.

By:	/s/ Mark G. Margavio
Name:	Mark G. Margavio
Title:	Chief Financial Officer

Enclosures

cc:

Mark Wojciechowski (U.S. Securities and Exchange Commission)

John Cannarella (U.S. Securities and Exchange Commission)

Karina V. Dorin (U.S. Securities and Exchange Commission)

Donald Keith Mosing (Frank’s International N.V.)

Brian D. Baird (Frank’s International N.V.)

Douglas E. McWilliams (Vinson & Elkins L.L.P.)

Jeffery K. Malonson (Vinson & Elkins L.L.P.)

Sean T. Wheeler (Latham & Watkins LLP)

Annex A

Supplemental Documentation for Comment #6 – International Energy Agency Report

The numeric cross references below correspond to the highlighted portions of the “World Energy Outlook 2012” report prepared by the International Energy Agency, which are attached to this Annex A:

1.	Pages 6 and 79 of Amendment No. 1: “The International Energy Agency (the “IEA”) estimates that in order to overcome the decline in production from existing fields, and to keep pace with projected demand increases, new production of approximately 40 million barrels of oil per day (an amount equal to nearly 60% of 2011 global oil production) must be added by 2035.”

2.	Pages 6 and 79 of Amendment No. 1: “According to the IEA, 55% of remaining recoverable conventional oil outside of the Organization of Petroleum Exporting Countries (“OPEC”) is offshore.”

3.	Page 78 of Amendment No. 1: “According to the IEA, under current policies, global energy demand will be approximately 18,676 million tons of oil equivalent (Mtoe) by 2035, or about 47% greater than in 2010.”

4.	Page 78 of Amendment No. 1: Global Energy Demand Chart.

International Energy Agency

WORLD ENERGY OUTLOOK 2012

Please note that this PDF is subject to specific restrictions that limit its use and distribution. The terms and conditions are available online at http://www.iea.org/termsandconditionsuseandcopyright/

to 46 mb/d in 2035. OPEC's share of world oil production increases from 42% in 2011 to 48% in 2035 – a level still below the historical highpoint of 53% reached just before the first oil shock in 1973. This increase is nonetheless less marked than in last year's *Outlook*, mainly due to the expansion of light tight oil production in non-OPEC countries, particularly in North America.

Table 3.4 ▷ Oil production and oil and liquids supply by type and scenario (mb/d)

			New Policies		Current Policies		450 Scenario	
	1990	2011	2020	2035	2020	2035	2020	2035
OPEC	23.9	35.7	38.5	46.5	39.2	50.5	36.6	35.6
Crude oil	21.9	29.3	29.8	33.8	30.2	36.4	28.4	25.9
Natural gas liquids	2.0	5.7	7.0	9.8	7.3	10.9	6.6	7.5
Unconventional	0.0	0.7	1.8	2.8	1.8	3.2	1.7	2.2
Non-OPEC	41.8	48.8	53.2	50.4	54.3	54.9	51.5	41.1
Crude oil	37.6	39.2	37.1	31.6	37.8	34.5	36.1	25.6
Natural gas liquids	3.7	6.4	8.2	8.3	8.3	8.6	7.6	6.9
Unconventional	0.4	3.2	8.0	10.4	8.2	11.8	7.7	8.6
World oil production	65.7	84.5	91.8	96.8	93.5	105.4	88.2	76.6
Crude oil	59.6	68.5	66.9	65.4	68.0	70.8	64.5	51.5
Natural gas liquids	5.7	12.0	15.2	18.2	15.5	19.5	14.2	14.4
Unconventional	0.4	3.9	9.7	13.2	10.0	15.0	9.5	10.8
Processing gains	*1.3*	*2.1*	*2.5*	*2.9*	*2.5*	*3.2*	*2.4*	*2.3*
World oil supply*	67.0	86.6	94.2	99.7	96.0	108.5	90.5	79.0
World biofuels supply**	0.1	1.3	2.4	4.5	2.1	3.7	2.8	8.2
World total liquids supply	67.1	87.9	96.6	104.2	98.2	112.2	93.3	87.2

*Differences between historical supply and demand volumes are due to changes in stocks. **Expressed in energy-equivalent volumes of gasoline and diesel.

The need to add new capacity is much bigger than the projected increase in output, because of the need to compensate for the decline in production at existing oilfields as they pass their peak and flow-rates begin to drop. Crude oil output from those fields that were in production in 2011 falls by close to two-thirds, to only 26 mb/d by 2035 (Figure 3.15). Thus, the projected production of 65 mb/d in 2035 requires almost 40 mb/d of new capacity to be added over the projection period. Of this capacity, 26 mb/d, or 66%, comes from discovered fields yet to be developed, most of which are in OPEC countries, and the remaining 13 mb/d from fields that have yet to be found, mainly in non-OPEC countries. The need for new capacity by 2020 is 10 mb/d. This analysis is based on production profiles of oilfields according to their type and location. Observed decline rates – the average annual rate of change in production for fields that have passed their peak – are set to rise over the

© OECD/IEA, 2012

102 World Energy Outlook 2012 | Global Energy Trends

Output in Ecuador, the smallest OPEC producer, is projected to decline gradually through the projection period, though development of the Ishpingo-Tambococha-Tiputini complex of heavy oilfields in the Yasuni National Park in the Amazon – if allowed to proceed – could help stabilise production, at least in the medium term. The government has proposed refraining indefinitely from developing the fields in exchange for half of the value of the reserves, which it puts at $3.6 billion, in the form of donations from the international community. By early 2012, it had raised less than $120 million.

Prospects for offshore and deepwater production

The importance of offshore oil fields to future supply derives from the large resources estimated to be located under the sea. Out of our estimate of close to 2 700 billion barrels of remaining recoverable conventional oil (excluding light tight oil), about 45% is in offshore fields. Of those offshore resources, about a quarter are expected to be under deepwater, defined as water with a depth in excess of 400 metres. If we look at non-OPEC countries, the fractions are even higher: 55% offshore, of which one-third is in deepwater. The rapid growth of deepwater developments since 2000 was interrupted in 2010, after the Macondo disaster and oil spill in the Gulf of Mexico. This led to a prolonged moratorium on further deepwater developments in the Gulf of Mexico and a slowdown of development elsewhere, as regulators and companies reviewed safety procedures.

2

The Macondo disaster has led oil companies, service companies and regulators to review all aspects of offshore operations and procedures in an effort to avoid, or handle effectively, any further such incidents in all producing regions. In the United States, the Department of the Interior has introduced new safeguards, including a requirement to demonstrate the capacity to contain blowouts, and has reformed its management and oversight of offshore oil and gas development, separating safety regulation from developmental decision making. It has also established a new safety and environmental management system. The oil industry, in addition to developing the needed containment capacity, has taken action to improve its safety processes. These changes are expected to entail tougher scrutiny by regulators and higher costs in some instances, which may hinder, to some degree, new developments in the United States and elsewhere. This is compounded by the fact that several other incidents have taken place in the past two years, even though they involved much smaller spills and did not receive the same media coverage as Macondo. For example, in 2011, the Chevron-operated Frade field, offshore Brazil, had a 3 000 barrel spill; ConocoPhilips had two incidents (700 barrels of crude oil and 2 600 barrels of mineral oil based drilling fluid, which was largely recovered) in the Bohai Bay offshore China; Shell had a spill offshore Nigeria, while transferring oil to a tanker; while, in 2009, an extensive spill occurred in the Timor Sea between Indonesia and Australia. These incidents certainly illustrate that offshore drilling continues to test the limits of the industry's safety procedures. Regulators have adopted a tougher stance on incidents, proposing heavy fines, which are still in litigation for the incidents listed above.

Nonetheless, the projected contribution of offshore fields to global crude oil production is projected to be relatively stable over the projection period (Figure 3.20). Deepwater production expands from 4.8 mb/d in 2011 to about 8.7 mb/d by 2035, offsetting a decline in

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118 World Energy Outlook 2012 | Global Energy Trends

has already increased from 36% in 1973 to 55% in 2010, continues to rise in each of the scenarios. This reflects their faster rates of growth of population, economic activity, urbanisation and industrial production, as well as saturation effects that curb increases in demand for energy in the mature economies. The share of global energy demand in non-OECD countries in 2035 averages 64% across the scenarios.

Table 2.1 ▷ World primary energy demand and energy-related CO_2 emissions by scenario (Mtoe)

			New Policies		Current Policies		450 Scenario	
	2000	2010	2020	2035	2020	2035	2020	2035
Total	10 097	12 730	14 922	17 197	15 332	18 676	14 176	14 793
Coal	2 378	3 474	4 082	4 218	4 417	5 523	3 569	2 337
Oil	3 659	4 113	4 457	4 656	4 542	5 053	4 282	3 682
Gas	2 073	2 740	3 266	4 106	3 341	4 380	3 078	3 293
Nuclear	676	719	898	1 138	886	1 019	939	1 556
Hydro	226	295	388	488	377	460	401	539
Bioenergy*	1 027	1 277	1 532	1 881	1 504	1 741	1 568	2 235
Other renewables	60	112	299	710	265	501	340	1 151
Fossil fuel share in TPED	*80%*	*81%*	*79%*	*75%*	*80%*	*80%*	*77%*	*63%*
*Non-OECD share of TPED***	*45%*	*55%*	*60%*	*65%*	*61%*	*66%*	*60%*	*63%*
CO_2 emissions (Gt)	23.7	30.2	34.6	37.0	36.3	44.1	31.4	22.1

* Includes traditional and modern biomass uses. ** Excludes international bunkers.

Note: TPED = total primary energy demand; Mtoe = million tonnes of oil equivalent; Gt = gigatonnes.

The third trend is that fossil fuels – oil, coal and natural gas – will continue to meet most of the world's energy needs. Fossil fuels, which represented 81% of the primary fuel mix in 2010, remain the dominant sources of energy through 2035 in all scenarios, although their share of the mix in 2035 varies markedly. It is highest in the Current Policies Scenario (80%) and lowest in the 450 Scenario (63%). Among the fossil fuels, the biggest uncertainty with respect to future use relates to coal: demand increases by 59% between 2010 and 2035 in the Current Policies Scenario, while it declines sharply over the same period, after peaking before 2015, in the 450 Scenario. Despite the persistent demand for fossil fuels in all scenarios, demand for renewable sources of energy rises at a faster rate, giving them a considerably higher share of the energy mix in each case. Their share is highest in the 450 Scenario, reaching 27% in 2035 from 13% in 2010.

The fourth trend is the persistent failure to provide universal energy access to the world's poor. Our latest estimate is that currently almost 1.3 billion people lack access to electricity (around 20% of the global population), while 2.6 billion people rely on traditional biomass for cooking (see Chapter 18). More than 95% of these people are in either sub-Saharan Africa or developing Asia. Neither a business-as-usual approach nor the new commitments so far announced, even if implemented in full, will do nearly enough to achieve universal access to modern energy services within the timeframe of the *Outlook*. We project that

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Chapter 2 | Energy trends to 2035 51

Global energy trends by scenario

Short-term changes in energy demand and the composition of the fuel mix are largely a function of economic conditions, energy prices and the weather. But longer-term trends, as is shown by the stark contrasts across the main *WEO-2012* scenarios, can be significantly changed by the manner in which governments intervene in markets to tackle energy-related challenges. Nonetheless, across the scenarios several fundamental energy trends persist: rising incomes and population push energy needs higher; energy-market dynamics are increasingly determined by the emerging economies; fossil fuels meet most of the world's energy needs, from an ample resource base; and providing universal energy access to the world's poor remains an elusive goal.

The first of these fundamental trends is that the world's energy needs are set to rise. With the assumed expansion of the global economy of almost 140% (equivalent to some seven times the current economic output of the United States) and an increase of 1.7 billion in the world's population (more than the current population of China and the United States combined), more energy will be needed to satisfy growing demand for energy services, even though new policies and programmes are put in place to encourage energy savings. World primary energy demand increases by 35% between 2010 and 2035 in the New Policies Scenario, or 1.2% per year on average (Figure 2.1 and Table 2.1). This represents a sharp slowdown in the energy demand growth experienced over the past two decades, testament to the anticipated effect that already implemented and planned policies would have on energy markets. Not surprisingly, growth in energy demand is higher in the Current Policies Scenario, in which no change in policies is assumed, at 1.5% per year over 2010-2035. But even in the 450 Scenario, which involves a fundamental transformation of the energy sector, energy demand still increases between 2010 and 2035, albeit by a modest 0.6% per year.

Figure 2.1 ▷ World primary energy demand by scenario

Mtoe
20 000
15 000
10 000
5 000
0
1990
2000
2010
2020
2030
2035
Current Policies Scenario
New Policies Scenario
450 Scenario

The second fundamental trend is that the dynamics of energy markets will be determined by emerging economies. The non-OECD share of global primary energy demand, which

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50 World Energy Outlook 2012 | Global Energy Trends

Annex B

Supplemental Documentation for Comment #6 – EnergyPoint Research

June 24, 2013

Frank’s International N.V.

10260 Westheimer Rd.

Houston, Texas 77042

Dear Mr. Baird,

We author reports regarding customer satisfaction in the oilfield services industry, with our first report published in 2004. We understand that information compiled from our reports has been included in the Registration Statement (File No. 333-188536) (the “Registration Statement”) filed by Frank’s International N.V. (the “Company”).

We have reviewed the statements contained in the Company’s Registration Statement and the reports from which the statement is based. Accordingly, as the authors of the report, we confirm that the following sentence that appears in the Registration Statement is compiled from, and supported by, our reports: “EnergyPoint Research has ranked Frank’s International first in customer satisfaction in one or more oilfield service or product categories every year since 2004, the first year in which the survey was conducted.”

Very truly yours,

/s/ P. Douglas Sheridan
P. Douglas Sheridan
President